1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2009

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            )

News Release

Contact:
Siliconware Precision Industries Co., Ltd.	Janet Chen, IR Director
No.45, Jieh Show Rd.	janet@spil.com.tw
Hsinchu Science Park, Hsinchu	+886-3-5795678#3675
Taiwan, 30056	Byron Chiang, Spokesperson
www.spil.com.tw	byronc@spil.com.tw
+886-3-5795678#3671

Siliconware Precision Industries Reports a 18.4% Quarter-over-Quarter

Growth in Revenues Resulting in Earnings per Share of NT$ 0.82 or

Earnings per ADS of US$ 0.13 for Third Quarter 2009

Taichung, Taiwan, October 28, 2009–Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”) (Taiwan Stock Exchange: 2325, NASDAQ: SPIL) today announced that its sales revenues for the third quarter of 2009 were NT$ 16,733 million, which represented a 18.4% increase in revenues compared to the second quarter of 2009 and a 3.0% decline in revenues compared to the third quarter of 2008. SPIL reported a net income of NT$ 2,561 million for the third quarter of 2009, compared with a net income of NT$ 1,664 million and a net income of NT$ 3,186 million for the second quarter of 2009 and the third quarter of 2008, respectively.

Diluted earnings per ordinary share for this quarter was NT$ 0.82, and diluted earnings per ADS was US$ 0.13.

Operating results review:

•

For the third quarter of 2009, net revenues from IC packaging were NT$ 15,322 million and represented 91% of total net revenues. Net revenues from testing operations were NT$ 1,411 million and represented 9% of total net revenues.

•	Cost of goods sold was NT$ 12,856 million, representing an increase of 14.7% compared to the second quarter of 2009 and a decrease of 2.5% compared to the third quarter of 2008.

•

Raw materials costs were NT$ 7,610 million for the third quarter of 2009, and represented 45.5% of total net revenues, whereas raw materials costs were NT$ 6,470 million and represented 45.8% of total net revenues for the second quarter of 2009.

•	The accrued expenses of bonuses to employees accounted for under cost of goods sold totaled NT$ 203 million.

•

Gross profit was NT$ 3,877 million for the third quarter of 2009, representing a gross margin of 23.2%, which increased from a gross margin of 20.7% for the second quarter of 2009 and was down from 23.4% for the third quarter of 2008.

•

Total operating expenses for the third quarter of 2009 were NT$ 829 million, which included selling expenses of NT$ 194 million, administrative expenses of NT$ 292 million and R&D expenses of NT$ 343 million. Total operating expenses represented 5.0% of total net revenues for the third quarter of 2009.

•	In the third quarter of 2009, the accrued expenses of bonuses to employees, directors and supervisors accounting for under operating expenses totaled NT$ 76 million.

•

Operating income was NT$ 3,048 million for the third quarter of 2009, representing an operating margin of 18.2% for the third quarter of 2009, which increased from 15.6% for the second quarter of 2009 and increased from 18.0% for the third quarter of 2008.

•	Non-operating items:

•

Our net currency exchange loss of NT$ 123 million for the third quarter of 2009 was mainly due to depreciation of our US dollar denominated asset as a result of an depreciation in the foreign currency exchange rate of the US dollar against NT dollar, our reporting currency.

•	Our net gain on long-term investment of NT$ 142 million for the third quarter of 2009 was primarily due to investment gain from SPIL BVI.

•

Net income before tax was NT$ 3,105 million for the third quarter of 2009, which increased from a net income of NT$ 2,150 million for the second quarter of 2009 and decreased from a net income of NT$ 3,487 million for the third quarter of 2008.

•

Income tax expense was NT$ 544 million for the third quarter of 2009, compared with income tax expense of NT$ 486 million for the second quarter of 2009 and income tax expense of NT$ 301 million for the third quarter of 2008.

•

Net income was NT$ 2,561 million for the third quarter of 2009, which increased from a net income of NT$ 1,664 million for the second quarter of 2009 and decreased from a net income of NT$ 3,186 million for the third quarter of 2008.

•	Total number of shares outstanding was 3,127 million shares as of Sept 30,2009. Diluted earnings per ordinary share for this quarter was NT$ 0.82, or US$ 0.13 per ADS.

Capital expenditure and balance sheet highlight:

•	Our cash balances totaled NT$ 17,427 million as of Sept 30, 2009 from NT$ 19,123 million as of Jun 30, 2009, and NT$ 13,512 million as of Sept 30, 2008.

•	Capital expenditures for the third quarter of 2009 totaled NT$ 1,070 million, which included NT$ 566 million for packaging equipment and NT$ 504 million for testing equipment.

•	Total depreciation expenses for the third quarter of 2009 totaled NT$ 1,916 million, which included NT$ 1,441 million was from packaging operations and NT$ 475 million from testing operations.

IC packaging service:

•	Net revenues from IC packaging operations were NT$ 15,322 million for the third quarter of 2009, which represented an increase of NT$ 2,320 million or 17.8% compared to the second quarter of 2009.

•	Substrate-based packaging, leadframe-based packaging and wafer bumping & FCBGA accounted for 44%, 29% and 16%, respectively, of total net revenues for the second quarter of 2009.

•

Capital expenditures for IC packaging operations totaled NT$ 566 million for the third quarter of 2009, which included NT$ 521 million for packaging and building construction and NT$ 45 million for wafer bumping operations.

•	As of Sept 30, 2009 we had 4,909 wirebonders installed, of which 250 were added and 39 were disposed in the third quarter of 2009.

IC testing service:

•	Net revenues from testing operations were NT$ 1,411 million for the third quarter of 2009, which represented an increase of NT$ 276 million or 24.3% compared to the second quarter of 2009.

•	Capital expenditures for testing operations totaled NT$ 504 million for the third quarter of 2009.

•	As of Sept 30, 2009 we had 381 testers installed, of which 6 were added in the third quarter of 2009.

Revenue Analysis

•	Breakdown by end applications:

By application	3Q09	2Q09

Computing	22%	23%

Communication	47%	48%

Consumer	19%	18%

Memory	12%	11%

•	Breakdown by packaging type:

By packaging type	3Q09	2Q09

Bumping & FCBGA	16%	15%

Substrate Based	44%	46%

Leadframe Based	29%	29%

Testing	9%	8%

Others	2%	2%

About SPIL

Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, Taiwan Stock Exchange:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.

Safe Harbor Statement

The information herein contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectation and projections about future events. Such forward-looking statements are inherently subject to known and unknown risks, uncertainties, assumptions about us and other factors that may cause the actual performance, financial condition or results of operations of SPIL to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors, including, among other things:

•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•

possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual reports on Form 20-F filed with the U.S. Securities and Exchange Commission each year.

The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.

All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audit process. The investment gains or losses of our company for the three months ended Sept 30, 2009 reflect our gains or losses attributable to the third quarter of 2009 unaudited financial results of several of our investees which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months ended Sept 30, 2009, nor the unaudited unconsolidated financial data for our company for the nine months ended Sept 30, 2009 is necessarily indicative of the results that may be expected for any period thereafter.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED BALANCE SHEET

As of Sept 30, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Sept 30, 2009			Sept 30, 2008		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	541,716	17,426,995	23	13,511,631	18	3,915,364	29
Accounts receivable	361,118	11,617,175	15	11,698,541	15	(81,366)	-1
Inventories	88,406	2,844,019	4	2,854,984	4	(10,965)	0
Other current assets	63,684	2,048,713	3	2,177,700	3	(128,987)	-6

Total current assets	1,054,924	33,936,902	45	30,242,856	40	3,694,046	12

Long-term investments	216,295	6,958,211	9	5,879,401	8	1,078,810	18
Fixed assets	2,104,852	67,713,088	90	71,226,723	94	(3,513,635)	-5
Less accumulated depreciation	(1,098,158)	(35,327,748)	-47	(33,385,427)	-44	(1,942,321)	6

Net fixed assets	1,006,694	32,385,340	43	37,841,296	50	(5,455,956)	-14

Other assets	52,351	1,684,147	3	1,617,215	2	66,932	4

Total Assets	2,330,264	74,964,600	100	75,580,768	100	(616,168)	-1

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	244,260	7,857,831	11	7,695,168	10	162,663	2
Other current liability	213,272	6,860,972	9	6,073,806	8	787,166	1
Long-term loans	—	—	—	2,981,592	4	(2,981,592)	-100
Other liabilities	3,033	97,558	—	81,985	—	15,573	19

Total Liabilities	460,565	14,816,361	20	16,832,551	22	(2,016,190)	-12

Stockholders’ Equity
Capital stock	968,717	31,163,611	42	31,525,899	42	(362,288)	-1
Capital reserve	511,456	16,453,526	22	16,819,576	22	(366,050)	-2
Legal reserve	177,818	5,720,419	8	5,089,066	7	631,353	12
Retained earnings	144,067	4,634,637	6	7,487,015	10	(2,852,378)	-38
Unrealized gain or loss on financial instruments	60,498	1,946,208	2	(1,622,544)	-2	3,568,752	-220
Cumulated translation adjustment	7,144	229,838	—	243,389	—	(13,551)	-6
Treasury stock	—	—	—	(794,184)	-1	794,184	-100

Total Equity	1,869,700	60,148,239	80	58,748,217	78	1,400,022	2

Total Liabilities & Shareholders’ Equity	2,330,264	74,964,600	100	75,580,768	100	(616,168)	-1

Forex ( NT$ per US$ )		32.17		32.17

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Sept 30							Sequential Comparison
	3Q 2009				3Q 2008		YOY	3Q 2009	2Q 2009		QOQ
	USD	NTD		%	NTD		change %	NTD	NTD		change %
Revenues	510,299		16,732,703	100.0		17,242,039	-3.0	16,732,703		14,136,788	18.4
Cost of Goods Sold	(392,060)		(12,855,656)	-76.8		(13,191,498)	-2.5	(12,855,656)		(11,209,888)	14.7

Gross Profit	118,239		3,877,047	23.2		4,050,541	-4.3	3,877,047		2,926,900	32.5

Operating Expenses
Selling Expenses	(5,905)		(193,613)	-1.2		(252,001)	-23.2	(193,613)		(152,220)	27.2
Administrative Expenses	(8,918)		(292,411)	-1.7		(351,311)	-16.8	(292,411)		(281,283)	4.0
Research and Development Expenses	(10,457)		(342,869)	-2.0		(340,351)	0.7	(342,869)		(293,978)	16.6

	(25,279)		(828,893)	-5.0		(943,663)	-12.2	(828,893)		(727,481)	13.9

Operating Income	92,960		3,048,154	18.2		3,106,878	-1.9	3,048,154		2,199,419	38.6

Non-operating Income	6,791		222,683	1.3		496,691	-55.2	222,683		163,722	36.0
Non-operating Expenses	(5,057)		(165,820)	-1.0		(116,432)	42.4	(165,820)		(212,931)	-22.1

Income from Continuing Operations before Income Tax	94,694		3,105,017	18.6		3,487,137	-11.0	3,105,017		2,150,210	44.4
Income Tax Credit (Expenses)	(16,587)		(543,890)	-3.3		(300,874)	80.8	(543,890)		(485,905)	11.9

Net Income	78,107		2,561,127	15.3		3,186,263	-19.6	2,561,127		1,664,305	53.9

Earnings Per Ordinary Share- Diluted		NT$	0.82		NT$	1.02			NT$	0.54

Earnings Per ADS- Diluted		US$	0.13		US$	0.16			US$	0.08

Weighted Average Outstanding Shares - Diluted (’k)			3,126,703			3,137,178				3,121,862

Forex ( NT$ per US$ )			32.79			31.19				33.07

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED INCOME STATEMENT

For the Nine Months Ended on Sept 30, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months ended on Sept 30, 2009 and 2008
	2009				2008		YOY
	USD	NTD		%	NTD		Change %
Net Sales	1,222,105		40,072,827	100.0		48,025,645	-16.6
Cost of Goods Sold	(987,807)		(32,390,203)	-80.8		(37,620,500)	-13.9

Gross Profit	234,298		7,682,624	19.2		10,405,145	-26.2

Operating Expenses
Selling expenses	(13,814)		(452,948)	-1.1		(690,161)	-34.4
Administrative expenses	(28,008)		(918,376)	-2.3		(1,009,955)	-9.1
Research and development expenses	(26,639)		(873,505)	-2.2		(1,041,229)	-16.1

	(68,461)		(2,244,829)	-5.6		(2,741,345)	-18.1

Operating Income	165,837		5,437,795	13.6		7,663,800	-29.0

Non-operating Income	11,007		360,906	0.9		649,395	-44.4
Non-operating Expenses	(6,904)		(226,379)	-0.6		(152,628)	48.3

Income Before Income Tax	169,940		5,572,322	13.9		8,160,567	-31.7
Income Tax Credit (Expenses)	(33,093)		(1,085,105)	-2.7		(813,458)	33.4

Net Income	136,847		4,487,217	11.2		7,347,109	-38.9

Earnings Per Ordinary Share- Diluted		NT$	1.44		NT$	2.34

Earnings Per ADS- Diluted		US$	0.22		US$	0.38

Weighted Average Outstanding Shares - Diluted (’k)			3,126,703			3,137,178

Forex ( NT$ per US$)			32.79			31.19

(1)	All figures are under ROC GAAP.
(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.

UNCONSOLIDATED STATEMENTS OF CASH FLOWS

For 9 Months Ended on Sept 30, 2009 and 2008

(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	9 months, 2009		9 months, 2008
	USD	NTD	NTD
Cash Flows from Operating Activities:
Net income	139,485	4,487,217	7,347,109
Depreciation	185,945	5,981,846	6,255,794
Amortization	12,035	387,154	430,288
Gains on disposal of long-term investment	(182)	(5,871)	—
Long-term investment gain recognized by equity method	(3,941)	(126,781)	(33,278)
Change in working capital & others	(54,381)	(1,749,446)	1,301,564

Net cash flows provided from operating activities	278,959	8,974,119	15,301,477

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(55,996)	(1,801,380)	(7,939,486)
Proceeds from disposal of long-term investment	182	5,871	—
Payment for long-term investment	(10,292)	(331,100)	(323,332)
Payment for deferred charges/other changes	(156)	(5,018)	(327,851)

Net cash used in investing activities	(66,261)	(2,131,627)	(8,590,669)

Cash Flows from Financing Activities:
Cash dividends distributed to shareholders and cash bonus distributed to employees	(174,368)	(5,609,430)	(14,774,769)
Repayment for long-term investment	(93,255)	(3,000,000)	—
Remueration of directors and supervisors’ bonuses	—	—	(157,404)
Proceeds from the exercise of employee stock option /other charges	27,187	874,595	(59,892)

Net cash provided from financing activities	(240,436)	(7,734,835)	(14,992,065)

Net increase (decrease) in cash and cash equivalents	(27,738)	(892,343)	(8,281,257)

Cash and cash equivalents at beginning of period	569,454	18,319,338	21,792,888

Cash and cash equivalents at end of period	541,716	17,426,995	13,511,631

Forex ( NT$ per US$ )		32.17	32.17

(1):	All figures are under ROC GAAP.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: October 28, 2009	By:	/S/ MS. EVA CHEN
Eva Chen
Chief Financial Officer